UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

                                          SEC FILE NUMBER: 0-6512
                                          CUSIP NUMBER: 893888107

(Check One):(x)Form 10-KSB ( )Form 20-F ( )Form 11-K ( )Form 10-Q
( )Form N-SAR

For Period Ended: December 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --REGISTRANT INFORMATION

Transtech Industries, Inc.
Full Name of Registrant

Former Name if Applicable

200 Centennial Avenue, Suite 202
Address of Principal Executive Office (Street and Number)

Piscataway, NJ 08854
City, State and Zip Code


PART II --RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F,11- K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant's annual report on Form 10-KSB cannot be filed within the prescribed time period because the Registrant cannot obtain and complete the required information without unreasonable effort and expense.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew J. Mayer, Jr.      732                981-0777
        (Name)          (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Transtech Industries, Inc.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 2003       By  Andrew J. Mayer, Jr., Vice President
                               Chief Financial Officer & Secretary

                   EXTRA SHEET TO FORM 12b-25

                   NOTIFICATION OF LATE FILING

               OF ANNUAL REPORT ON FORM 10-KSB OF

                   TRANSTECH INDUSTRIES, INC.


PART IV, QUESTION 3 RESPONSE

     The Registrant's results from operations for the year ended December 31, 2002 will recognize a yet to be determined amount of income related to the settlement of insurance claims against certain excess insurance carriers. Such income is subject to income tax and may be offset in part by certain expenses.